Filed by Array Technologies, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Shoals Technologies Group, Inc.

Commission File No.: 001-39942

The following is a transcript of a video message led by Brandon Moss, Chief Executive Officer of Shoals Technologies Group, Inc.; and Kevin Hostetler, Chief Executive Officer of ARRAY Technologies, Inc., posted to the joint transaction website on November 4, 2026.

Shoals-ARRAY Joint CEO Video Transcript

Brandon Moss, Shoals CEO

Hi everyone, I’m Brandon Moss, CEO of Shoals Technologies Group.

Kevin Hostetler, ARRAY CEO

And I’m Kevin Hostetler, CEO of ARRAY.

Brandon Moss, Shoals CEO

We’re pleased to be here together to share more an exciting announcement we just made – and we wanted you to hear directly from us. Shoals and ARRAY have entered into a definitive agreement to combine in a stock-for-stock merger, creating an integrated energy infrastructure platform. This is an important milestone for both organizations and a reflection of the hard work of our teams.

Kevin Hostetler, ARRAY CEO

We are excited about the opportunity ahead and the value this combination can create for both ARRAY and Shoals. The combination is expected to unite two highly complementary companies and teams. As we join our respective strengths, we expect to create a differentiated platform that is well-positioned to meet the significant energy demand projected in the coming years.

Brandon Moss, ARRAY CEO

Following the closing, the combined company is expected to bring together leading solutions across trackers, foundations, fixed-tilt racking, electrical infrastructure, wire management and power delivery systems.

The combined company expects to provide solar and battery storage customers with a unified design package, coordinated purchasing and integrated warranty support across structural and electrical balance-of-system solutions, providing them with greater choice and flexibility.

This integrated structure is expected to reduce interface complexity, enhance energy yield and reliability, simplify installation and lower customers’ total cost of ownership.

Kevin Hostetler, ARRAY CEO

Through this transaction, we expect to create a platform with broader capabilities, deeper customer relationships and a stronger foundation for long-term growth. We believe we will be better positioned to deliver more innovative and integrated solutions in addition to our existing standalone solutions, realize meaningful synergies and pursue expansion opportunities across the solar value chain, data center markets and beyond.

The transaction also brings together teams with decades of technical and operating experience across engineering, innovation, project design and customer delivery, spanning more than 250 GW of projects.

Brandon Moss, ARRAY CEO

Our people are at the heart of our success. Both companies have talented teams with deep expertise and a shared commitment to serving customers. In addition to these benefits for customers and partners, we expect the transaction to create meaningful value for our employees and shareholders.

As part of a larger organization with broader capabilities and greater scale, we expect the combined company will create opportunities for our people to learn, develop and take on new responsibilities over time. We also expect the combination to deliver compelling value to our shareholders and support our long-term growth.

Kevin Hostetler, ARRAY CEO

That’s exactly right, Brandon. We are confident that this merger brings together the very best of our two cultures: talented people, technical expertise and a shared passion for serving customers at the highest level.

Brandon Moss, Shoals CEO

Following closing, I will serve as Chief Executive Officer of the combined company. Brad Forth, the current Chairman of the Board of both ARRAY and Shoals, will serve as Chairman of the Board of Directors of the combined company.

The combined company’s Board is expected to consist of ten directors, including four independent directors from each of the current ARRAY and Shoals Boards, as well as Brad and me. Additional details about the combined company’s leadership and organization will be determined as we move through the integration planning process.

We also intend to announce a new corporate name and ticker symbol in the coming months to reflect the expanded scope of our products, services and strategic opportunities.

Kevin Hostetler, ARRAY CEO

And upon transaction close, I will retire from ARRAY’s management and Board of Directors and transition to a special advisor role. I want to thank our teams for everything they have accomplished and for the role they have played in bringing us to this important moment.

I have great confidence in the future of this business and in Brandon’s leadership of the combined company.

Brandon Moss, Shoals CEO

Thanks, Kevin. I’d also like to take a moment to extend my appreciation to you for your leadership and contributions to ARRAY, which have helped us reach this great milestone.

Today’s announcement is the first step in a process that will take time.

The transaction is expected to close in the first quarter of 2027, subject to approval by shareholders of both companies, receipt of required regulatory approvals and other customary closing conditions. Until the transaction closes, Shoals and ARRAY will remain separate and independent companies, and it is business as usual for all of us.

Kevin Hostetler, ARRAY CEO

Authorized representatives from both companies will work through the planning process thoughtfully and in compliance with applicable legal and regulatory requirements. We will keep you updated as we have news to share. In the meantime, we are counting on everyone to remain focused on our customers, our teams and our day-to-day responsibilities.

Brandon Moss, Shoals CEO

Thank you all for your dedication and commitment to Shoals and ARRAY. This announcement is possible because of the work of both teams, and we are confident that combining Shoals and ARRAY is the right next step for our companies and our customers.

Kevin Hostetler, ARRAY CEO

I want to emphasize that, on behalf of the entire leadership team here at ARRAY, we share that confidence and are excited about what we can accomplish together in the years ahead.

Thank you for everything you do.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. These statements include, but are not limited to, statements regarding the expected benefits, timing and completion of the proposed transaction, ARRAY’s and Shoals’ plans, objectives, expectations and intentions, the expected ownership of the combined company, the expected leadership and governance structure of the combined company, anticipated financial performance, expected synergies, capital structure actions, redemption of ARRAY’s preferred stock, strategic plans, customer benefits, growth opportunities, the anticipated timing of stockholder meetings and closing of the proposed transaction and other statements that are not historical facts.

Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside the control of ARRAY and Shoals. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on the anticipated terms and timing, including obtaining stockholder and regulatory approvals, the anticipated tax treatment, redemption of ARRAY’s preferred stock, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of ARRAY’s and Shoals’ businesses and the satisfaction of other conditions to the completion of the proposed transaction; (ii) the risk that governmental or regulatory approvals required for the proposed transaction may not be obtained or may result in the imposition of conditions that could adversely affect the combined company or the anticipated benefits of the proposed transaction; (iii) the risk that a condition to closing may not be satisfied, that an event, change or other circumstance could give rise to the termination of the proposed transaction, or that the proposed transaction may not be completed on the expected timeline or at all; (iv) failure to realize the anticipated benefits of the proposed transaction, including because of a delay in completing the transaction or because the businesses of ARRAY and Shoals are not integrated successfully on the anticipated timeline, or at all, or integration is more costly or difficult than expected; (v) the risk that anticipated cost savings and other synergies may not be fully realized or may take longer to realize than expected; (vi) ARRAY’s and Shoals’ ability to implement their respective business strategies; (vii) pricing trends; (viii) potential litigation relating to the proposed transaction that could be instituted against ARRAY, Shoals or their respective directors and officers; (ix) the risk that disruptions from the proposed transaction will harm ARRAY’s or Shoals’ businesses, including their current plans and operations, or divert management’s attention from ongoing business operations and opportunities; (x) the ability of ARRAY or Shoals to retain and hire key personnel; (xi) potential adverse reactions or changes to business, employee, customer or supplier relationships resulting from the announcement, pendency or completion of the proposed transaction; (xii) the risk that the announcement, pendency or completion of the proposed transaction could adversely affect the market price or long-term value of ARRAY’s or Shoals’ common stock; (xiii) legislative, regulatory and economic developments affecting ARRAY’s and Shoals’ businesses; (xiv) general economic and market developments and conditions, including changes in the solar industry, interest rates and access to capital; (xv) the evolving legal, regulatory and tax regimes under which ARRAY and Shoals operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect ARRAY’s or Shoals’ financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact ARRAY’s or Shoals’ ability to pursue certain business opportunities or strategic transactions; (xviii) the unpredictability and severity of catastrophic events, including acts of terrorism or the outbreak of war or hostilities, as well as ARRAY’s and Shoals’ responses to any of the foregoing; and (xix) failure to receive the approval of the stockholders of ARRAY and Shoals.

All such factors are difficult to predict, are beyond ARRAY’s and Shoals’ control, and are subject to additional risks and uncertainties, including those detailed in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at www.arraytechinc.com and on the website of the Securities and Exchange Commission (“SEC”) at http://www.sec.gov, and those detailed in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at investors.shoals.com and on the SEC’s website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither ARRAY nor Shoals undertakes any obligation to update forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute an offer to buy or sell, the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, ARRAY and Shoals expect to file a joint proxy statement with the SEC and ARRAY intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of ARRAY and Shoals and that will also constitute a prospectus of ARRAY. Each of ARRAY and Shoals may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ARRAY or Shoals may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ARRAY and Shoals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARRAY, SHOALS AND THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ARRAY, Shoals and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by ARRAY may be obtained free of charge on ARRAY’s website at www.arraytechinc.com or, alternatively, by directing a request by mail to ARRAY’s Corporate Secretary at Array Technologies, Inc., 701 Atrisco Vista Blvd, Albuquerque, New Mexico 87120. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Shoals may be obtained free of charge on Shoals’ website at investors.shoals.com or, alternatively, by directing a request by mail to Shoals’ Corporate Secretary at 1500 Shoals Way, Portland, Tennessee 37148.

PARTICIPANTS IN THE SOLICITATION

ARRAY, Shoals and their respective directors and executive officers and certain other employees of ARRAY and Shoals may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information regarding the directors and executive officers of ARRAY, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for ARRAY’s 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2026, including under the headings “Executive Officers,” “Board of Directors,” “Compensation of Directors” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of ARRAY common stock by the directors and executive officers of ARRAY have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by ARRAY’s directors and executive officers with the SEC. Information about the directors and executive officers of Shoals, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Shoals’ 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 20, 2026, including under the headings “Board Committees and Membership,” “Compensation of Non-Employee Directors,” “Compensation Discussion and Analysis” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Shoals’ common stock by the directors and executive officers of Shoals have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Shoals’ directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from ARRAY or Shoals using the sources indicated above.